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                                                        Exhibit 1.A.5.a


                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                         GUARANTEED DEATH BENEFIT RIDER


This Rider is a part of the Policy to which it is attached if it is listed in the Policy Details pages. The rider is issued in consideration of the payment of the amount shown in the Policy Details pages.

While this Rider is in effect, the Policy will not lapse if the following tests are met:

1. Within 48 months following the Date of Issue of this policy or any increase in the face amount, the sum of Your payments less any outstanding loans, partial withdrawals and withdrawal charges is greater than the Minimum Monthly Payment multiplied by the number of months which have elapsed since that date; and

2. On each Policy anniversary, (a) must exceed (b) where, since the date this Policy was issued:

          a) is the sum of Your payments less any partial withdrawals, partial withdrawal charges and Outstanding Loan which is classified as a preferred loan; and

          b) is the sum of the minimum guaranteed death benefit payments. The minimum guaranteed Death Benefit payment amount is shown on the Policy Details pages or on new Policy Details pages in the event of a Policy change. The minimum guaranteed Death Benefit payment will be prorated in any year in which there is a Policy change.

If the Policy Value is less than the surrender charge on a Monthly Processing Date, the monthly cost of insurance charge will be deducted from the Policy Value. If the Policy Value is less than the monthly cost of insurance charge, the entire Policy Value will be applied to this charge.

If this Rider is in effect on the Final Payment Date, a Death Benefit will be provided while this Rider remains in force. The Death Benefit will be the Face Amount as of the Final Payment Date or the Policy Value as of the date Due Proof of Death is received by the Company, whichever is greater. Monthly cost of insurance charges will not be deducted after the Final Payment Date if the Policy qualifies for the Guaranteed Death Benefit.

The Guaranteed Death Benefit will end and may not be reinstated on the first to occur of the following:

           -   foreclosure of an Outstanding Loan;

           - the date on which the sum of Your payments does not meet or exceed the applicable Guaranteed Death Benefit test;

           - any policy change that results in a negative guideline level premium; the effective date of a change from the Adjustable Death Benefit Option to

           - the Level Death Benefit Option if such change occurs within 5 Policy years of the Final Payment Date; or

           - a request for a partial withdrawal or preferred loan is made after the Final Payment Date.

It is possible that the Policy Value will not be sufficient to keep the Policy in force on the first Monthly Processing Date following the date this Rider terminates. The net amount payable to keep the Policy in force will never exceed the surrender charge plus three Monthly Deductions.

IN WITNESS WHEREOF, the Company has, by its President and Secretary, executed this rider at Atlanta, Georgia on the Date of Issue of this rider.



               [SIG]                                      [SIG]
               Secretary                                  President

CL1099-99                                                                 PAGE 1